

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 29, 2025

William McGann
Chief Executive Officer
Quantum Computing Inc.
5 Marine View Plaza, Suite 214
Hoboken, NJ 07030

  Re: Quantum Computing Inc.
    Registration Statement on Form S-1
    Filed January 22, 2025
    File No. 333-284416

Dear William McGann:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Edwin Kim at 202-551-3297 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Technology

cc: Lawrence Metelitsa, Esq.